ALSTON&BIRD LLP

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www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

November 9, 2011

VIA EDGAR

Mr. Duc Dang

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3010

Re:	Paladin Realty Income Properties, Inc. Post-Effective Amendment No. 9 to Form S-11 Filed October 26, 2011 File No. 333-146867

Dear Mr. Dang:

This letter sets forth the responses of our client, Paladin Realty Income Properties, Inc. (the “Issuer”), to oral comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2011 in connection with the Staff’s review of Post-Effective Amendment No. 9 (“Amendment No. 9”) to the Issuer’s Registration Statement on Form
S-11 (File No. 333-146867) filed with the Commission on October 26, 2011. For your convenience, we have set forth your comments below followed by the relevant responses.

Comment 1: The Registration Statement on Form S-11 (File No. 333-175741) filed by the Issuer with the Commission on July 22, 2011 is under review. Any changes made to the Form S-11 in response to the Staff’s comments should also be paid to the Post-Effective Amendment.

Response: In accordance with our discussion on November 8, 2011, the Issuer will remove from Supplement No. 13 included in Amendment No. 9 the table that includes the “Summary of Cash Distributions from Investments” in Pre-Effective Amendment No. 1 to Amendment No. 9 (“Pre-Effective Amendment No. 1”).

Comment 2: We note your base prospectus is dated April 9, 2010. Please tell us what consideration you have given to updating your base prospectus.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Duc Dang

November 9, 2011

Response: The Issuer determined not to update the base prospectus because its follow-on offering will terminate on or before January 24, 2012, and the Issuer does not believe it would be cost-effective to incur the expense of amending the base prospectus. Further, the Issuer will consolidate Supplements No. 6 and No. 13 to the prospectus in Pre-Effective Amendment No. 1, which will provide a more clear and concise summary of the updates to the prospectus.

Comment 3: Please consolidate Supplements No. 6 and No. 13 to the prospectus.

Response: The Issuer will consolidate Supplements No. 6 and No. 13 to the prospectus and will include this consolidation in
Pre-Effective Amendment No. 1.

Comment 4: Clarify whether any of the compensation included in the table on page 11 under “Fees and Reimbursements Paid to our Advisor and its Affiliates” has been accrued but not yet paid.

Response: The Issuer has informed us that the entire amount of fees and reimbursements included in the table on page 11 under “Fees and Reimbursements Paid to our Advisor and Affiliates” has been paid and that there were no accrued but unpaid fees to the advisor or its affiliates as of June 30, 2011.

If you should have any questions about this filing or require any further information, please call me at (404) 881-7364.

Sincerely,

/s/ Lesley H. Solomon

Lesley H. Solomon

cc:	Ms. James R. Worms

Mr. Michael B. Lenard

Mr. Scot E. Hadley